NO ACT

PE
2-8-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025736

March 28, 2012

Kathryn K. Lindauer
Winstead PC
klindauer@winstead.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-28-12

Re: ENGlobal Corporation
Incoming letter dated February 8, 2012

Dear Ms. Lindauer:

This is in response to your letter dated February 8, 2012 concerning the shareholder proposal submitted to ENGlobal by Robert William Raiford. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Robert William Raiford
*** FISMA & OMB Memorandum M-07-16 ***

March 28, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ENGlobal Corporation
Incoming letter dated February 8, 2012

The proposal would amend the company's 2009 Equity Incentive Plan in the manner specified in the proposal.

There appears to be some basis for your view that ENGlobal may exclude the proposal under rule 14a-8(i)(7), as relating to ENGlobal's ordinary business operations. We note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if ENGlobal omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ENGlobal relies.

Sincerely,

Karen Ubell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WINSTEAD

Austin Dallas Fort Worth Houston San Antonio The Woodlands Washington, D.C.

Kathryn Lindauer
512.370.2826 DIRECT
klindauer@winstead.com

401 Congress Avenue
Suite 2100
Austin, Texas 78701

512.370.2800 OFFICE
512.370.2850 FAX
winstead.com

February 8, 2012

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Exclusion of Stockholder Proposal Submitted by Robert William Raiford

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to ENGlobal Corporation, a Nevada corporation (the "Company"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company omits from its proxy materials for the Company's 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting") the proposal described below for the reasons set forth in this letter. The statements of fact included in this letter represent our understanding of such facts.

GENERAL

The Company received the proposal and supporting statement dated January 2, 2012 (the "Proposal") from Robert William Raiford (the "Proponent") for inclusion in the Company's proxy materials for the 2012 Annual Meeting. The Proposal is attached as **Exhibit A**. The 2012 Annual Meeting is scheduled to be held on or about June 14, 2012. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 30, 2012.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, we are enclosing:

1. Six copies of this letter, which includes an explanation of why the Company believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Company's proxy materials for the 2012 Annual Meeting.

THE PROPOSAL

The Proposal reads as follows:

> **"Summary Description of proposed amendments to the Plan**
>
> **Proposed amendment to Purpose.** Amend the purpose of the [ENGlobal Corporation 2009 Equity Incentive] Plan to read...'to attract and retain key employees, directors, consultants *and non-employees* by providing them with additional incentives to promote the success of the Company's business.'[1]
>
> **Proposed amendment to Plan Eligibility.** Amend the eligibility of the Plan to add non-employees as persons eligible to receive awards under the Plan.
>
> **Proposed amendment to Plan to Authorized Shares and Limits on Awards.** Amend the maximum number of shares of Common Stock that may be issued pursuant to awards under the Plan from 480,000 to 1,510,000. Additionally, amend the maximum number of shares subject to those options and stock appreciation rights that may be granted during any calendar year to any individual under the Plan from 240,000 to 500,000 shares."

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly omitted from the Company's proxy materials for the 2012 Annual Meeting pursuant to Rules 14a-8(b)(2), 14a-8(c), 14a-8(f), 14a-8(i)(7), 14a-8(i)(6) and 14a-8(i)(3). The Proposal may be excluded pursuant to Rule 14a-8(b)(2) because the Proponent failed to verify his eligibility to submit the Proposal. The Proposal may be excluded pursuant to Rule 14a-8(c) because a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. The Proposal also may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the ordinary business of the Company. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal. Finally, the Company believes it may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5.

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) provides that a company may omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." The Division has stated that the ordinary business exclusion rests on two principle considerations. The first principle relates to "[c]ertain tasks that are so fundamental to management's ability to run a company on day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Exchange Act Release No. 40018* (May 21, 1998) ("Release 40018"). The second principle "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in position to make an informed judgment." *Id.* Likewise, the Board of Directors, and not the stockholders, is the

---

[1] The italicized phrase represents the proposed amendment.

appropriate body to determine whether to issue equity incentives to someone other than employees, officers and directors. Stockholders would not be in a position to assess this matter.

The Division has defined the 14a-8(i)(7) exclusion to include proposals relating to "general compensation issues." *See Lucent Technologies Inc.* (Nov. 6, 2011) and *CoBancorp Inc.* (Feb. 22, 1996). The Division has taken the position that stockholder proposals that are not limited to matters of executive compensation relate to the conduct of a company's ordinary business operations and has permitted the exclusions of proposals under Rule 14a-8(i)(7). *See, e.g., AmSouth Bancorporation* (avail. Feb. 4, 2004) (proposal requesting certain features be added to restricted stock awards relates to the company's ordinary business operations (i.e., general compensation matters)); *Sempra Energy* (avail. Mar. 5, 2003, Dec. 19, 2002 and Jan. 30, 2001) (proposals recommending limits on the issuance of stock options and stock derivative awards of Sempra Energy and its subsidiaries relate to the company's ordinary business operations (i.e., general compensation matters)); *ConAgra Foods, Inc.* (avail. June 8, 2001) (proposal seeking to amend the exercise price, vesting and other terms of the company's 2000 stock plan relates to the company's ordinary business operations (i.e., general compensation matters)).

Currently, the ENGlobal Corporation 2009 Equity Incentive Plan (the "Plan"), attached as **Exhibit B**, provides, among other matters, that the maximum number of shares that may be issued pursuant to all awards under the Plan is 480,000 shares and that awards may be granted under the Plan to employees, directors and consultants of the Company from time to time by the plan administrator. The Plan was most recently approved by the Company's stockholders at the Company's 2009 Annual Meeting of Stockholders. In practice, over the past several years, the Plan has been the primary plan from which the Company has granted equity awards to directors and employees. Thus, the Company uses the Plan exclusively to compensate the Company's general workforce, consultants, and directors.

Here, the Proposal seeks to have the Company amend the Plan to: (i) expand the persons eligible to receive awards under the Plan to non-employees; (ii) increase the maximum number of shares subject to the Plan; and (iii) increase the maximum number of shares subject to options and stock appreciation rights that may be granted in any calendar year to any individual under the Plan. Therefore, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal's focus is on general workforce compensation or consideration to other persons through the grant of equity consideration, which is far beyond merely executive compensation, and the Proposal seeks to "micro-manage" the important yet routine business determination of employee compensation that is entrusted to the corporate management. This Proposal is not limited to the issues relating to senior executive compensation; rather, it seeks to establish and govern the Company's general compensation policies and guidelines.

Furthermore, the Company does not believe that the exception set forth in Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A") applies to the Proposal. In SLB 14A, the Division stated "[t]his bulletin addresses only the specific matter of shareholder proposals relating to shareholder approval of equity compensation plans. We are not addressing or commenting on any other positions concerning shareholder proposals relating to equity compensation or cash compensation." Here, the Proposal does not address stockholder approval of a Company plan.

Instead, the Proposal seeks to have the Company amend the Plan to expand the persons eligible to receive awards under the Plan, increase the maximum number of shares subject to the Plan and increase the maximum number of shares subject to options and stock appreciation rights that may be granted in any calendar year to any individual. Thus, the Proposal is different from the type of proposals addressed in SLB 14A.

Therefore, given that the Proposal does not relate to stockholder approval of Company plans and is not specifically limited to senior executive compensation, but rather addresses general compensation matters, or "ordinary business" matters, the Company believes it may exclude the Proposal under Rule 14a-8(i)(7).

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite in violation of Rules 14a-9 and 14a-5.

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy soliciting materials." Rule 14a-3(i)(3) also allows the exclusion of a proposal if it or its supporting statement violates Rule 14a-5, which requires that information in a proxy statement be "clearly presented." In SLB 14B, the Division stated that "reliance on [R]ule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...the company demonstrates objectively that...the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...."

The Division, in numerous no-action letters, has permitted the exclusion of stockholder proposals that involve vague and indefinite determinations that neither the stockholders voting on the proposal nor the company would be able to determine with certainty what measures the company would take if the proposal was approved. *See Bank of America Corporation* (Feb. 22, 2010) (excluding a proposal regarding the creation of a "board committee on US Economic Security"); *Bank of America Corporation* (Feb. 25, 2008) (excluding a proposal regarding a moratorium on certain financing and investment activities); *Wendy's International, Inc.* (Feb. 24, 2006) (excluding a proposal requesting a report on the progress made toward "accelerating development of [controlled-atmosphere killing, or] [sic] CAK"); *The Ryland Group, Inc.* (Jan. 19, 2005) (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (Nov. 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); and *Puget Energy, Inc.* (Mar. 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). Each of these proposals was so inherently vague and indefinite that neither the stockholders voting on the proposal nor the company implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by stockholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (Jan. 12, 1990).

Here, the Proposal is vague and indefinite. It is unclear who constitutes a "non-employee" to whom equity incentives would be issued under the Plan, or even whether a non-employee must be a person or can be an entity. The Proposal seeks to amend the Plan to include "non-employees" as persons (or, possibly, entities) eligible to receive awards under the Plan but lacks the information required to be able to determine who constitutes a "non-employee" to whom the Board of Directors might issue equity incentives. As a result of leaving the term "non-employee" undefined and open to multiple interpretations, the Proposal is vague and indefinite and any action taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the stockholders voting on the Proposal.

Likewise, the Proposal's failure to provide a purpose for granting awards to non-employees or for increasing the number of shares subject to the Plan, as well as its failure to provide specific information on the terms and conditions on which the Company would grant awards to non-employees, are misleading and implementation by the Company could be significantly different from the actions contemplated by the stockholders voting on the Proposal. Accordingly, neither the Company nor its stockholders can determine with reasonable certainty what is required to implement the Proposal without making numerous and significant assumptions regarding what the Proponent is actually contemplating. The Proposal is not clearly presented or explained and the Company's stockholders cannot be asked to guess on the matter on which they are voting. The Company and its stockholders could have significantly different interpretations of the Proposal, and, therefore, the Company believes the Proposal is so inherently vague, ambiguous and indefinite that it may be omitted under Rule 14a-8(i)(3) as a violation of Rule 14a-9 and Rule 14a-5.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "[i]f the company would lack the power or authority to implement the proposal." The Division reminds stockholders that when drafting a proposal, stockholders should consider whether the requested action is within the scope of a company's power or authority. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("SLB 14B"). The Division also has stated that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under...Rule 14a-8(i)(6)...because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." *SLB 14B*. The Division previously has granted no-action requests if the registrant could not comply with a stockholder proposal because the proposal would cause the registrant to breach a contract, and therefore be beyond the registrant's power to effectuate. *See Texas Meridian Resources Corp.* (Mar. 18, 1996) (seeking to omit a proposal requesting that the compensation of CEO and president be linked with the average salaries of other executives as breach of employment contracts); *CoBancorp Inc.* (Feb. 22, 1996) (agreeing that proposal requesting rescission of the company's long-term incentive plan is excludable).

As stated above, the Plan provides that the maximum number of shares that may be issued pursuant to all awards under the Plan is 480,000 shares. Pursuant to Section 17(a) of the Plan, the Board of Directors of the Company "may at any time amend, alter, suspend or terminate the Plan."

Here, the Proposal directs the Company to increase the maximum number of shares issuable under the Plan and the number of shares that may be awarded during any calendar year to any individual, and presumably, to any entity. Stockholder approval of the Proposal alone cannot amend the Plan because any amendment to the Plan requires approval by the Board of Directors of the Company. The Board of Directors of the Company has no intention to adopt the proposed amendments to the Plan. Therefore, because approval by the Board of Directors is required to amend the Plan, the Company would lack the power or authority to amend the Plan even if the stockholders approved the Proposal. For these reasons, the Company believes it may exclude the Proposal under Rule 14a-8(i)(7).

4. The Company may omit the Proposal pursuant to Rule 14-8(c) and Rule 14a-8(f) because it consists of multiple proposals.

The Company may exclude the Proposal from the Company's proxy materials pursuant to Rule 14a-8(f) because the Proponent has attempted to combine three different demands into a single proposal in violation of Rule 14a-8(c). The Division consistently has enforced the requirement that a proponent be limited to one proposal and has permitted the exclusion of multiple unrelated proposals that lack a unifying concept under similar circumstances, including several that deal with compensation matters. For example, in *Downey Financial Corp.* (Dec. 27, 2004), the proponent submitted a proposal to eliminate the directors' retirement plan and require that a portion of the directors' compensation be paid in restricted stock. The Division concurred in exclusion "because the proponent exceeded the one-proposal limitation in Rule 14a-8(c)." *See also Fotoball, Inc.* (May 6, 1997) (concurring in the exclusion of a submission that included proposals setting forth minimum stock ownership requirements, recommending that directors be paid in equity compensation and prohibiting non-employee directors from performing other services for the company for compensation); *USLIFE Corp.* (Jan. 28, 1993) (concurring in the exclusion under the predecessor to Rule 14a-8(c) of a submission containing proposals to cap the salary and bonuses of the company's chief executive officer, condition payment of bonuses for officers on certain performance metrics and allow stockholders to nominate director candidates).

In the Proposal, the Proponent attempts to address two distinct issues related to compensation. The breadth of the Proposal belies any attempt to characterize the Proposal as presenting a precise unifying concept particularly given their inherent vagueness. The first and second elements of the Proposal attempt to regulate who is eligible to receive awards under the Plan. Unlike the first and second elements, the third element does not address who is eligible to receive awards under the Plan; rather, it addresses the number of shares subject to the Plan and the number of shares subject to options and stock appreciation rights that may be granted in any calendar year to a service provider under the Plan. These different elements cannot be combined and be treated as a single package because they each raise a different issue for the Company – one relating to the appropriate manner in which to compensate its employees and other service providers, and the other relating to the Company's efforts to prevent unnecessary dilution to its shareholders. By bundling the various elements of the Proposal together, the Proponent would force stockholders to choose between voting for or against all of its components even though many stockholders will clearly view the individual components as differing in terms of whether they reflect good corporate policy. Requiring stockholders to take a single position as to these different elements effectively takes away the ability of stockholders to distinguish among them. In addition, the Company would have no way of knowing what a "for" or "against" vote on the Proposal meant because the Company would be unable to determine which elements of the Proposal the stockholders approved or disapproved.

Because the Company believes the elements of the Proposal address separate and conceptually different proposals, the entire Proposal should be excludable from the Company's proxy materials pursuant to Rules 14a-8(c) and 14a-8(f).

5. **The Company may omit the Proposal pursuant to Rules 14-8(b)(2) and Rule 14a-8(f) because the Proponent failed to submit proof that he met the stock ownership requirements at the time he submitted the Proposal.**

Pursuant to Rule 14a-8(b)(1), in order for a stockholder to be eligible to submit a proposal, the stockholder must have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." A stockholder must also continue to hold those securities through the date of the meeting. *Id.* Rule 14a-8(b)(2) contains two methods for proving such ownership depending upon whether the stockholder is a "registered holder" or a "beneficial owner" of the shares. If the stockholder is the registered holder, the company is expected to verify the stockholder's eligibility on its own. If the stockholder is the beneficial owner, the stockholder must prove its eligibility by: (i) submitting to the company a written statement from the "record holder" (usually a bank or broker) verifying that, at the time the proposal was submitted the stockholder continuously held the company's securities for at least one year; or (ii) by providing a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms. Rule 14a-8(b)(2)(i)-(ii).

Here, the Proponent did not submit with the Proposal a written statement from the registered holder verifying that, at the time the Proposal was submitted, the Proponent continuously held the Company's securities for at least one year. The Proponent also failed to submit a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 reflecting the Proponent's ownership of the Company's shares as of or before the date on which the one year eligibility period began. Thus, the Company is not in a position to determine the Proponent's eligibility to submit the Proposal. Given the Proponent's failure to verify his eligibility, the Company believes it may properly exclude the Proposal from the Company's proxy materials.

CONCLUSION

On the basis of the foregoing and on behalf of the Company, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2012 Annual Meeting. Based on the Company's timetable for the 2012 Annual Meeting, a response from the Division at its earliest opportunity would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at (512) 370-2826 or, in my absence, Natalie Hairston, Chief Governance Officer of the Company, at (281) 878-1040.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Kathryn K. Lindauer

Kathryn K. Lindauer

cc: Robert William Raiford

Exhibit A

The Proposal

January 2, 2012

ENGlobal Corporation
654 N. Sam Houston Parkway E., Suite 400
Houston, TX 77060-5914

Attention: Corporate Secretary

Subject: Shareholder Proposal for 2012

Dear Corporate Secretary:

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, I, Robert William Raiford, submit the following Shareholder Proposal (the "Proposal") and request such Proposal be included in the ENGlobal Corporation (the "Company") Proxy Statement for the 2012 meeting of shareholders.

I certify that I, Robert William Raiford have continuously held 50,035 shares of Common Stock of the Company's securities for at least one year from the date hereof with such securities having an estimated market value exceeding $100,000. I further certify that I fully intend to be a registered holder of such securities through the date of the 2012 shareholder meeting.

PROPOSED AMENDMENTS
TO THE
ENGLOBAL CORPORATION 2009 EQUITY INCENTIVE PLAN

Summary Description of proposed amendments to the Plan

Proposed amendment to Purpose. Amend the purpose of the Plan to read…"to attract and retain key employees, directors, consultants and non-employees by providing them with additional incentives to promote the success of the Company's business".

Proposed amendment to Plan Eligibility. Amend the eligibility of the Plan to add non-employees as persons eligible to receive awards under the Plan.

Proposed amendment to Plan Authorized Shares and Limits on Awards. Amend the maximum number of shares of Common Stock that may be issued pursuant to awards under the Plan from 480,000 to 1,510,000. Additionally, amend the maximum number of shares subject to those options and stock appreciation rights that may be granted during any calendar year to any individual under the Plan from 240,000 to 500,000 shares.

Robert William Raiford
Shareholder

Exhibit B

The Plan

ENGLOBAL CORPORATION
2009 EQUITY INCENTIVE PLAN

1. Purpose of the Plan. The purpose of the Plan is to: (i) attract and retain the best available personnel for positions of substantial responsibility, (ii) provide additional incentive to Employees, Directors and Consultants, and (iii) promote the success of the Company's business. The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Restricted Stock Units, Performance Units, Performance Shares, and Other Stock Based Awards.

2. Definitions. As used in this Plan, the following definitions shall apply:

(a) "**Administrator**" means the Board or any of its Committees that shall be administering the Plan, in accordance with Section 4 of the Plan.

(b) "**Applicable Laws**" means the requirements relating to the administration of equity-based awards or equity compensation plans under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or shall be, granted under the Plan.

(c) "**Award**" means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares or Other Stock Based Awards.

(d) "**Award Agreement**" means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(e) "**Awarded Stock**" means the Common Stock subject to an Award.

(f) "**Board**" means the Board of Directors of the Company.

(g) "**Change in Control**" means the occurrence of any of the following events:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company's then outstanding voting securities;

(ii) the sale or disposition by the Company of all or substantially all of the Company's assets other than (A) the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, at least 50% or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale or (B) pursuant to a spin-off type transaction, directly or indirectly, of such assets to the Company's stockholders;

(iii) A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. "**Incumbent Directors**" are directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company);

(iv) a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or

(h) "**Code**" means the Internal Revenue Code of 1986, as amended, and the U.S. Treasury regulations promulgated thereunder. Any reference to a section of the Code shall be a reference to any successor or amended section of the Code.

(i) "**Committee**" means a committee of Directors or other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 of the Plan

(j) "**Common Stock**" means the Common Stock of the Company, or in the case of Performance Units, Restricted Stock Units, and certain Other Stock Based Awards, the cash equivalent thereof, as applicable.

(k) "**Company**" means ENGlobal Corporation, a Nevada corporation, and any successor to ENGlobal Corporation.

(l) "**Consultant**" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(m) "**Director**" means a member of the Board.

(n) "**Disability**" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its sole discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(o) "**Dividend Equivalent**" means a credit, made at the sole discretion of the Administrator, to the account of a Participant in an amount equal to the value of dividends paid on one Share for each Share represented by an Award held by such Participant. Under no circumstances shall the payment of a Dividend Equivalent be made contingent on the exercise of an Option or Stock Appreciation Right.

(p) "**Employee**" means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(q) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

(r) "**Exchange Program**" means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for Awards of the same type (which may have lower exercise prices and different terms), Awards of a different type, and/or of cash, and/or (ii) the exercise price of an outstanding Award is reduced. The terms and conditions of any Exchange Program shall be determined by the Administrator in its sole discretion.

(s) "**Fair Market Value**" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NASDAQ Global Select Market, the NASDAQ Global Market (formerly the NASDAQ National Market) or the NASDAQ Capital Market (formerly the NASDAQ SmallCap Market) of the NASDAQ Stock Market, the Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock for the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator.

(iv)
Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

(t) "**Incentive Stock Option**" means an Option intended to qualify and receive favorable tax treatment as an incentive stock option within the meaning of Section 422 of the Code, as designated in the applicable Award Agreement.

(u) "**Nonstatutory Stock Option**" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(v) "**Option**" means an option to purchase Common Stock granted pursuant to the Plan.

(w) "**Other Stock Based Awards**" means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Shares and are created by the Administrator pursuant to Section 12.

(x) "**Outside Director**" means an "outside director" within the meaning of Section 162(m) of the Code.

(y) "**Parent**" means a "parent corporation" with respect to the Company, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(z) "**Participant**" means a Service Provider who has been granted an Award under the Plan.

(aa) "**Performance Goals**" means goals which have been established by the Committee in connection with an Award and are based on one or more of the following criteria, as determined by the Committee in its absolute and sole discretion: (i) implementation of a strategic plan, (ii) stock price, (iii) earnings per share, (iv) total stockholder return, (v) operating margin, (vi) stock price as a multiple of cash flow, (vii) return on equity, (viii) return on assets, (ix) return on investments, (x) operating income, (xi) net operating income, (xii) pre-tax income, (xiii) cash flow, (xiv) revenue, (xv) expenses, (xvi) earnings before interest, tax and depreciation, (xvii) economic value added, (xviii) corporate overhead costs, (xix) stockholder equity, and (xx) corporate acquisitions.

(bb) **Performance Period** means the time period during which the Performance Goals or performance objectives must be met.

(cc) "**Performance Share**" means Shares issued pursuant to a Performance Share Award under Section 10 of the Plan.

(dd) "**Performance Unit**" means, pursuant to Section 10 of the Plan, an unfunded and unsecured promise to deliver Shares, cash or other securities equal to the value set forth in the Award Agreement.

(ee) "**Period of Restriction**" means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of Performance Goals or other target levels of performance, or the occurrence of other events as determined by the Administrator.

(ff) "**Plan**" means this 2009 Equity Incentive Plan. The Plan was approved by the Compensation Committee of the Board on March 11, 2009 and by the stockholders on June 18, 2009.

(gg) "**Restricted Stock**" means Shares issued pursuant to a Restricted Stock Award under Section 8 or issued pursuant to the early exercise of an Option.

(hh) "**Restricted Stock Unit**" means, pursuant to Sections 4 and 11 of the Plan, an unfunded and unsecured promise to deliver Shares, cash or other securities equal in value to the Fair Market Value of one Share in the Company on the date of vesting or settlement, or as otherwise set forth in the Award Agreement.

(ii) "**Rule 16b-3**" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(jj) "**Section 16(b)**" means Section 16(b) of the Exchange Act.

(kk) "**Service Provider**" means an Employee, Director or Consultant.

(ll) "**Share**" means a share of Common Stock, as adjusted in accordance with Section 15 of the Plan.

(mm) "**Stock Appreciation Right**" or "**SAR**" means, pursuant to Section 9 of the Plan, an unfunded and unsecured promise to deliver Shares, cash or other securities equal in value to the difference between the Fair Market Value of a Share as of the date such SAR is exercised/settled and the Fair Market Value of a Share as of the date such SAR was granted, or as otherwise set forth in the Award Agreement.

(nn) "**Subsidiary**" means a "subsidiary corporation" with respect to the Company, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Stock Subject to the Plan.

(a) Stock Subject to the Plan. Subject to the provisions of Section 15 of the Plan, the maximum aggregate number of Shares that may be issued pursuant to all Awards under the Plan (including Incentive Stock Options) is 480,000 Shares. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan.

(b) Lapsed Awards. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of the Award or the forfeited or repurchased Shares shall again be available for grant under the Plan.

(c) Share Reserve. The Company, during the term of the Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

4. Administration of the Plan.

(a) Procedure.

(i) Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii) Section 162(m). To the extent that the Administrator determines it to be desirable and necessary to qualify Awards granted under this Plan as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more Outside Directors.

(iii) Rule 16b-3. If a transaction is intended to be exempt under Rule 16b-3 of the Exchange Act, it shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) Other Administration. Other than as provided above, the Plan shall be administered by (A) the Board or (B) a Committee constituted to satisfy Applicable Laws.

(v) Delegation of Authority for Day-to-Day Administration. Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to the Committee, the Administrator shall have the authority, in its discretion to:

(i) determine the Fair Market Value;

(ii) select the Service Providers to whom Awards may be granted under this Plan;

(iii) determine the number of Shares to be covered by each Award granted under this Plan;

(iv) approve forms of Award Agreements for use under the Plan;

(v) determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted under this Plan, including but not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on Performance Goals or other performance criteria), any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) reduce, with or without Participant consent, the exercise price of any Award to the then current Fair Market Value (or a higher value) if the Fair Market Value of the Common Stock covered by such Award shall have declined since the date the Award was granted;

(vii) institute an Exchange Program;

(viii) construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(ix) prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable foreign tax laws;

(x) amend the terms of any outstanding Award, including the discretionary authority to extend the post-termination exercise period of Awards and accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions, provided that any amendment that would adversely affect the Participant's rights under an outstanding Award shall not be made without the Participant's written consent. Notwithstanding the foregoing, an amendment shall not be treated as adversely affecting the rights of the Participant if the amendment causes an Incentive Stock Option to become a Nonstatutory Stock Option or if the amendment is made to the minimum extent necessary to avoid the adverse tax consequences of Section 409A of the Code;

(xi) allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award that number of Shares or cash having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of any Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined, and all elections by a Participant to have Shares or cash withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(xii) authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xiii) allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to the Participant under an Award;

(xiv) determine whether Awards shall be settled in Shares, cash or in a combination Shares and cash;

(xv) determine whether Awards shall be adjusted for Dividend Equivalents;

(xvi) create Other Stock Based Awards for issuance under the Plan;

(xvii) establish a program whereby Service Providers designated by the Administrator can reduce compensation otherwise payable in cash in exchange for Awards under the Plan;

(xviii) impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers;

(xix) establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of Performance Goals or other performance criteria, or other event that absent the election, would entitle the Participant to payment or receipt of Shares or other consideration under an Award; and

(xx) make all other determinations that the Administrator deems necessary or advisable for administering the Plan.

The express grant in the Plan of any specific power to the Administrator shall not be construed as limiting any power or authority of the Administrator. However, the Administrator may not exercise any right or power reserved to the Board.

(c) Effect of Administrator's Decision. The Administrator's decisions, determinations, actions and interpretations shall be final, conclusive and binding on all persons having an interest in the Plan.

(d) Indemnification. The Company shall defend and indemnify members of the Board, officers and Employees of the Company or of a Parent or Subsidiary whom authority to act for the Board, the Administrator or the Company is delegated ("**Indemnitees**") to the maximum extent permitted by law against (i) all reasonable expenses, including reasonable attorneys' fees incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein (collectively, a "**Claim**"), to which any of them is a party by reason of any action taken or failure to act in connection with the Plan, or in connection with any Award granted under the Plan; and (ii) all amounts required to be paid by them in settlement the Claim (provided the settlement is approved by the Company) or required to be paid by them in satisfaction of a judgment in any Claim. However, no person shall be entitled to indemnification to the extent he is determined in such Claim to be liable for gross negligence, bad faith or intentional misconduct. In addition, to be entitled to indemnification, the Indemnitee must, within 30 days after written notice of the Claim, offer the Company, in writing, the opportunity, at the Company's expense, to defend the Claim. The right to indemnification shall be in addition to all other rights of indemnification available to the Indemnitee.

5. Eligibility. Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Performance Units, Performance Shares, Restricted Stock Units and Other Stock Based Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Limitations.

(a) $100,000 Limitation for Incentive Stock Options. Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Options with respect to such Shares is granted.

(b) Special Limits for Grants of Options and Stock Appreciation Rights. Subject to Section 15 of the Plan, the following special limits shall apply to Shares available for Awards under the Plan:

(i). the maximum number of Shares that may be subject to Options granted to any Service Provider in any calendar year shall equal 50% Shares and contain an exercise price equal to the Fair Market Value of the Common Stock as of the date of grant; and

(ii) the maximum number of Shares that may be subject to Stock Appreciation Rights granted to any Service Provider in any calendar year shall equal 50% Shares and contain an exercise price equal to the Fair Market Value of the Common Stock as of the date of grant.

Notwithstanding anything in this Section 6(b) to the contrary, in connection with a Participant's commencement as a Service Provider, the Participant may be granted Options and Stock Appreciation Rights for up to an additional 10% Shares which shall not count against the limit set forth in Sections 6(b)(i) and (ii).

7. Stock Options.

(a) Term of Option. The term of each Option shall be stated in the Award Agreement. In the case of an Incentive Stock Option, the term shall be 10 years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five years from the date of grant or such shorter term as may be provided in the Award Agreement.

(b) Option Exercise Price and Consideration.

(i) Exercise Price. The per Share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, subject to the following:

(1) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(2) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be determined by the Administrator, but shall not be less than Fair Market Value for those subject to U.S. taxation. In the case of a Nonstatutory Stock Option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(3) Notwithstanding the foregoing, Incentive Stock Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions that must be satisfied before the Option may be exercised. The Administrator, in its sole discretion, may accelerate the satisfaction of such conditions at any time.

(c) Form of Consideration. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration, to the extent permitted by Applicable Laws, may consist entirely of:

(i) cash;

(ii) check;

(iii) promissory note;

(iv) other Shares which meet the conditions established by the Administrator to avoid adverse accounting consequences (as determined by the Administrator);

(v) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(vi) a reduction in the amount of any Company liability to the Participant, including any liability attributable to the Participant's participation in any Company-sponsored deferred compensation program or arrangement;

(vii) any combination of the foregoing methods of payment; or

(viii) any other consideration and method of payment for the issuance of Shares permitted by Applicable Laws.

(d) Exercise of Option.

(i) Procedure for Exercise; Rights as a Stockholder. Any Option granted under this Plan shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option shall be deemed exercised when the Company receives: (x) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (y) full payment for the Shares with respect to which the Option is exercised (including provision for any applicable tax withholding). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Awarded Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment shall be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 of the Plan or the applicable Award Agreement. Exercising an Option in any manner shall decrease the number of Shares thereafter available for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant's death or Disability, the Participant may exercise his Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for 30 days following the Participant's termination after which the Option shall terminate. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If the Participant does not exercise his Option as to all of the vested Shares within the time specified by the Award Agreement, the Option shall terminate, and the remaining Shares covered by the Option shall revert to the Plan.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of his Disability, the Participant may exercise his Option, to the extent vested, within the time specified in the Award Agreement (but in no event later than the expiration of the term of the Option as set forth in the Award Agreement). If no time for exercise of the Option on Disability is specified in the Award Agreement, the Option shall remain exercisable for 12 months following the Participant's termination for Disability. Unless otherwise provided by the Administrator, on the date of termination for Disability, the unvested portion of the Option shall revert to the Plan. If after termination for Disability, the Participant does not exercise his Option as to all of the vested Shares within the time specified by the Award Agreement, the Option shall terminate and the remaining Shares covered by such Option shall revert to the Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option, to the extent vested, may be exercised within the time specified in the Award Agreement (but in no event may the Option be exercised later than the expiration of the term of the Option as set forth in the Award Agreement), by the beneficiary designated by the Participant prior to his death; provided that such designation must be acceptable to the Administrator. If no beneficiary has been designated by the Participant, then the Option may be exercised by the personal representative of the Participant's estate, or by the persons to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. If the Award Agreement does not specify a time within which the Option must be exercised following a Participant's death, it shall be exercisable for 12 months following his death. Unless otherwise provided by the Administrator, if at the time of death, the Participant is not vested as to his entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not exercised as to all of the vested Shares within the time specified by the Administrator, the Option shall terminate, and the remaining Shares covered by such Option shall revert to the Plan.

8. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, shall determine.

(b) Restricted Stock Agreement. Each Award of Restricted Stock shall be evidenced by an Award Agreement that shall specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, shall determine. Unless the Administrator determines otherwise, Shares of Restricted Stock shall be held by the Company as escrow agent until the restrictions on the Shares have lapsed.

(c) Removal of Restrictions. Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Award made under the Plan shall be released from escrow as soon as practical after the last day of the Period of Restriction. The Administrator, in its sole discretion, may accelerate the time at which any restrictions shall lapse or be removed.

(d) Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(e) Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any dividends or distributions are paid in Shares, the Shares shall be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

(f) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed shall revert to the Company and again shall become available for grant under the Plan.

9. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, a SAR may be granted to Service Providers at any time and from time to time as shall be determined by the Administrator, in its sole discretion.

(b) Number of Shares. The Administrator shall have complete discretion to determine the number of SARs granted to any Service Provider.

(c) Exercise Price, Exercisability and Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan, including the sole discretion to accelerate exercisability at any time.

(d) SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(e) Expiration of SARs. An SAR granted under the Plan shall expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Sections 7(d)(ii), 7(d)(iii) and 7(d)(iv) also shall apply to SARs.

(f) Payment of SAR Amount. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

At the sole discretion of the Administrator, the payment upon the exercise of an SAR may be in cash, in Shares of equivalent value, or in some combination thereof.

10. Performance Units and Performance Shares.

(a) Grant of Performance Units and Performance Shares. Subject to the terms and conditions of the Plan, Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) Value of Performance Units and Performance Shares. Each Performance Unit shall have an initial value established by the Administrator on or before the date of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c) Performance Objectives and Other Terms. The Administrator shall set Performance Goals or other performance objectives in its sole discretion which, depending on the extent to which they are met, shall determine the number or value of Performance Units and Performance Shares that shall be paid out to the Participant. Each Award of Performance Units or Performance Shares shall be evidenced by an Award Agreement that shall specify the Performance Period and such other terms and conditions as the Administrator, in its sole discretion, shall determine. The Administrator may set Performance Goals or performance objectives based upon the achievement of Company-wide, divisional, or individual goals (including solely continued service), applicable federal or state securities laws, or any other basis determined by the Administrator in its sole discretion.

(d) Earning of Performance Units and Performance Shares. After the applicable Performance Period has ended, the holder of Performance Units or Performance Shares shall be entitled to receive a payout of the number of Performance Units or Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals or performance objectives have been achieved. After the grant of Performance Units or Performance Shares, the Administrator, in its sole discretion, may reduce or waive any performance objectives for the Performance Unit or Performance Share.

(e) Form and Timing of Payment of Performance Units and Performance Shares. Payment of earned Performance Units and Performance Shares shall be made after the expiration of the applicable Performance Period at the time determined by the Administrator. The Administrator, in its sole discretion, may pay earned Performance Units and Performance Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units or Performance Shares, as applicable, at the close of the applicable Performance Period) or in a combination of cash and Shares.

(f) Cancellation of Performance Units or Performance Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units and Performance Shares shall be forfeited to the Company, and again shall be available for grant under the Plan.

11. Restricted Stock Units. Restricted Stock Units shall consist of a Restricted Stock, Performance Share or Performance Unit Award that the Administrator, in its sole discretion permits to be paid out in a lump sum, installments or on a deferred basis, in accordance with rules and procedures established by the Administrator

12. Other Stock Based Awards. Other Stock Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Stock Based Awards shall be made, the amount of such Other Stock Based Awards, and all other conditions of the Other Stock Based Awards, including any dividend or voting rights.

13. Leaves of Absence. Unless the Administrator provides otherwise, vesting of Awards granted under this Plan shall be suspended during any unpaid leave of absence and shall resume on the date the Participant returns to work on a regular schedule as determined by the Company; provided, however, that no vesting credit shall be awarded for the time vesting has been suspended during such leave of absence. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no leave of absence may exceed 90 days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not guaranteed by statute or contract, then at the end of three months following the expiration of the leave of absence, any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option.

14. Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by shall or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award shall contain such additional terms and conditions as the Administrator deems appropriate.

15. Adjustments; Dissolution or Liquidation; Change in Control.

(a) Adjustments. If the Administrator determines, in its sole judgment, that as a result of any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), or as a result of any change in the corporate structure of the Company affecting the Shares (including any recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company), an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in the manner it deems equitable, adjust the number and class of Shares which may be delivered under the Plan, the number, class and price of Shares subject to outstanding Awards, the number and class of Shares issuable pursuant to Options, and the numerical limits in Sections 3 and 6(b). Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practical prior to the effective date of the proposed transaction. The Administrator, in its sole discretion, may provide for a Participant to have the right to exercise his Award, to the extent applicable, until 10 days prior to the transaction as to all of the Awarded Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or vested, an Award shall terminate immediately prior to the consummation of such proposed action.

(c) Change in Control.

(i) Stock Options and SARs. In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. Unless determined otherwise by the Administrator, if the successor corporation refuses to assume or substitute for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Awarded Stock, including Shares as to which it would not otherwise be vested or exercisable. If an Option or SAR is not assumed or substituted on the Change in Control, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be exercisable, to the extent vested, for a period of up to 15 days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For the purposes of this Section 15(c)(i), the Option or SAR shall be considered assumed if, following the Change in Control, the option or SAR confers the right to purchase or receive, for each Share of Awarded Stock subject to the Option or SAR immediately prior to the Change in Control, the consideration (whether securities, cash, or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares). However, if the consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or SAR, for each share of Awarded Stock subject to the Option or SAR, to be solely common stock of the successor corporation or its Parent equal in Fair Market Value to the per share consideration received by holders of Common Stock in the Change in Control. Notwithstanding anything in this Plan to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance objectives shall not be considered assumed if the Company or its successor modifies any of the performance objectives without the Participant's consent; provided, however, a modification to performance objectives only to reflect the successor corporation's post-Change in Control corporate structure shall not be deemed to invalidate an otherwise valid Award assumption.

(ii) Restricted Stock, Performance Shares, Performance Units, Restricted Stock Units and Other Stock Based Awards. In the event of a Change in Control, each outstanding Award of Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit shall be assumed or an equivalent Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. Unless determined otherwise by the Administrator, if the successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in the Award, including as to Shares or Units that would not otherwise be vested, all applicable restrictions shall lapse, and all performance objectives and other vesting criteria shall be deemed achieved at targeted levels. For the purposes of this Section 15(c)(ii), an Award of Restricted Stock, Performance Shares, Performance Units, Other Stock Based Awards and Restricted Stock Units shall be considered assumed if, following the Change in Control, the award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control (and if a Restricted Stock Unit or Performance Unit, for each Share as determined based on the then current value of the unit), the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares). However, if the consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide that the consideration to be received for each Share (and if a Restricted Stock Unit or Performance Unit, for each Share as determined based on the then current value of the unit) be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control. Notwithstanding anything in this Plan to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance objectives shall not be considered assumed if the Company or its successor modifies any of the performance objectives without the Participant's consent; provided, however, a modification to the performance objectives only to reflect the successor corporation's post-Change in Control corporate structure shall not be deemed to invalidate an otherwise valid Award assumption.

(iii) Outside Director Awards. Notwithstanding any provision of Sections 15(c)(i) or 15(c)(ii) to the contrary, with respect to Awards granted to an Outside Director that are assumed or substituted for, if on the date of or following the assumption or substitution, the Participant's status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant, then the Participant shall fully vest in and have the right to exercise his Options and Stock Appreciation Rights as to all of the Award, including Shares as to which such Awards would not otherwise be vested or exercisable, and all restrictions on Restricted Stock and Restricted Stock Units, as applicable, shall lapse, and, with respect to Performance Shares, Performance Units, and Other Stock Based Awards, all performance goals and other vesting criteria shall be deemed achieved at target levels and all other terms and conditions met.

16. Date of Grant. The date of grant of an Award shall be, for all purposes, the date on which the Administrator makes the determination granting such Award, or a later date as is

determined by the Administrator. Notice of the determination shall be provided to each Participant within a reasonable time after the date of such grant.

17. Stockholder Approval and Term of Plan. The Plan became effective on June 18, 2009 and thereafter shall continue in effect for a term of 10 years unless terminated earlier under Section 18 of the Plan.

18. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Stockholder Approval. The Company shall obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of the Plan shall materially or adversely impair the rights of any Participant, unless otherwise mutually agreed upon by the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it under this Plan with respect to Awards granted under the Plan prior to the date of termination.

19. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of the Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving the Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute the Shares if, in the opinion of counsel for the Company, such a representation is required.

(c) Taxes. No Shares shall be delivered under the Plan to any Participant or other person until the Participant or other person has made arrangements acceptable to the Administrator for the satisfaction of any non-U.S., U.S.-federal, U.S.-state, or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares. Upon exercise or vesting of an Award, the Company shall withhold or collect from the Participant an amount sufficient to satisfy such tax obligations, including, but not limited to, by surrender of the whole number of Shares covered by the Award sufficient to satisfy the minimum applicable tax withholding obligations incident to the exercise or vesting of an Award.

20. Severability. Notwithstanding any contrary provision of the Plan or an Award to the contrary, if any one or more of the provisions (or any part thereof) of this Plan or the Awards shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining

provisions (or any part thereof) of the Plan or Award, as applicable, shall not in any way be affected or impaired thereby.

21. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

22. No Rights to Awards. No eligible Service Provider or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Administrator shall be obligated to treat Participants or any other person uniformly.

23. No Stockholder Rights. Except as otherwise provided in an Award Agreement, a Participant shall have none of the rights of a stockholder with respect to Shares covered by an Award until the Participant becomes the record owner of the Shares.

24. Fractional Shares. No fractional Shares shall be issued and the Administrator shall determine, in its sole discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down as appropriate.

25. Governing Law. The Plan, all Award Agreements, and all related matters, shall be governed by the laws of the State of Texas, without regard to choice of law principles that direct the application of the laws of another state. However, the Nevada Revised Corporate Statutes shall govern any matter relating to the operation of Nevada corporations.

26. No Effect on Terms of Employment or Consulting Relationship. The Plan shall not confer upon any Participant any right as a Service Provider, nor shall it interfere in any way with his right or the right of the Company or a Parent or Subsidiary to terminate the Participant's service at any time, with or without cause, and with or without notice.

27. Unfunded Obligation. Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended. Neither the Company nor any Parent or Subsidiary shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations under this Plan. Any investments or the creation or maintenance of any trust for any Participant account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Parent or Subsidiary and Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of the Company or Parent or Subsidiary. The Participants shall have no claim against the Company or any Parent or Subsidiary for any changes in the value of any assets that may be invested or reinvested by the company with respect to the Plan.

28. Section 409A. It is the intention of the Company that no Award shall be "deferred compensation" subject to Section 409A of the Code, unless and to the extent that the Administrator specifically determines otherwise, and the Plan and the terms and conditions of all Awards shall be

interpreted accordingly. The following rules shall apply to Awards intended to be subject to Section 409A of the Code (**"409A Awards"**):

(a) Any distribution of a 409A Award following a separation from service that would be subject to Section 409A(a)(2)(A)(i) of the Code as a distribution following a separation from service of a "specified employee" (as defined under Section 409A(a)(2)(B)(i) of the Code) shall occur no earlier than the expiration of the six-month period following such separation from service.

(b) In the case of a 409A Award providing for distribution or settlement upon vesting or lapse of a risk of forfeiture, if the time of such distribution or settlement is not otherwise specified in the Plan or Award Agreement or other governing document, the distribution or settlement shall be made no later than March 15 of the calendar year following the calendar year in which such 409A Award vested or the risk of forfeiture lapsed.

(c) In the case of any distribution of any other 409A Award, if the timing of such distribution is not otherwise specified in the Plan or Award Agreement or other governing document, the distribution shall be made not later than the end of the calendar year during which the settlement of the 409A Award is specified to occur.

29. Construction. Headings in this Plan are included for convenience and shall not be considered in the interpretation of the Plan. References to sections are to Sections of this Plan unless otherwise indicated. Pronouns shall be construed to include the masculine, feminine, neutral, singular or plural as the identity of the antecedent may require. This Plan shall be construed according to its fair meaning and shall not be strictly construed against the Company.

* * * * *

January 2, 2012

ENGlobal Corporation
654 N. Sam Houston Parkway E., Suite 400
Houston, TX 77060-5914

Attention: Corporate Secretary

Subject: Shareholder Proposal for 2012

Dear Corporate Secretary:

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, I, Robert William Raiford, submit the following Shareholder Proposal (the "Proposal") and request such Proposal be included in the ENGlobal Corporation (the "Company") Proxy Statement for the 2012 meeting of shareholders.

I certify that I, Robert William Raiford have continuously held 50,035 shares of Common Stock of the Company's securities for at least one year from the date hereof with such securities having an estimated market value exceeding $100,000. I further certify that I fully intend to be a registered holder of such securities through the date of the 2012 shareholder meeting.

PROPOSED AMENDMENTS
TO THE
ENGLOBAL CORPORATION 2009 EQUITY INCENTIVE PLAN

Summary Description of proposed amendments to the Plan

Proposed amendment to Purpose. Amend the purpose of the Plan to read…"to attract and retain key employees, directors, consultants and non-employees by providing them with additional incentives to promote the success of the Company's business".

Proposed amendment to Plan Eligibility. Amend the eligibility of the Plan to add non-employees as persons eligible to receive awards under the Plan.

Proposed amendment to Plan Authorized Shares and Limits on Awards. Amend the maximum number of shares of Common Stock that may be issued pursuant to awards under the Plan from 480,000 to 1,510,000. Additionally, amend the maximum number of shares subject to those options and stock appreciation rights that may be granted during any calendar year to any individual under the Plan from 240,000 to 500,000 shares.

Robert William Raiford
Shareholder